Exhibit 99.1

CLPS Incorporation Reports Financial Results for the Third Quarter of 2018

Shanghai, China, June 27, 2018 (GLOBE NEWSWIRE) -- CLPS Incorporation (the “Company”, “CLPS”, or Nasdaq: CLPS), a leading information technology (“IT”) consulting and solutions service provider focusing on the banking, insurance and financial sectors in China and globally, today announced its financial results for the third fiscal quarter ended March 31, 2018.

Mr. Raymond Lin, Chief Executive Officer of CLPS Incorporation, commented, “We are proud to report our financial results for the third quarter of 2018. Our revenue reached $12.88 million and our net income was $0.6 million for the third quarter, a year-over-year increase of 63.8% and 142.8%, respectively.”

Mr. Lin continued, “As we reflect on the financial results of the fiscal quarter before our successful initial public offering in May 2018, we are pleased with the notable revenue increase in both our IT consulting and customized solution services. We believe that we are positioned for success in the coming fiscal quarters given our solid strategic foundation, stable margins and growth in revenue and net income, and the additional boost that the net proceeds from our initial public offering offer us, as we consider new opportunities and expand existing business lines.”

Third Quarter of 2018 Financial Highlights

	For the Three Months Ended March 31
(USD millions, except per share data)	2018	2017	Change
Revenue	12.88	7.87	63.8%
IT consulting services	12.21	7.23	68.8%
Customized IT solution services	0.65	0.59	9.9%
Other	0.03	0.05	-37.2%
Gross Profit	3.96	2.91	36.4%
Gross Margin	30.8%	36.9%	-6.1 pts
Operating Profits	0.16	0.28	-41.7%
Operating Margin	1.3%	3.5%	-2.2 pts
Net Income Attributable to CLPS Incorporation	0.38	0.24	56.7%
EPS	0.03	0.02	50.0%

●	Revenues increased by 63.8% to $12.88 million for the three months ended March 31, 2018, from $7.87 million for the same period of last year, mainly due to an increase in revenues from both IT consulting services and customized IT solution services.

●	Gross profit increased by 36.4% to $3.96 million for the three months ended March 31, 2018, from $2.91 million for the same period of last year. Gross margin decreased to 30.8% from 36.9% for the same period of last year.

●	Net income attributable to CLPS Incorporation increased by 56.7% to $0.38 million for the three months ended March 31, 2018.

●	Basic and diluted earnings per share were $0.03 for the three months ended March 31, 2018, compared with $0.02 for the same period of last year.

Third Quarter of 2018 Financial Results

Revenues

For the three months ended March 31, 2018, revenue increased by $5.01 million, or 63.8%, to $12.88 million from $7.87 million for the same period of last year. The increase in revenue was mainly due to an increase in revenues from both of IT consulting services and customized IT solution services.

Revenue from IT consulting services increased by $4.98 million, or 68.8%, to $12.21 million and accounted for 94.8% of total revenue for the three months ended March 31, 2018 from $7.23 million, or 91.9% of total revenues, for the same period of last year. The increase was primarily due to the increasing demand for IT consulting service from banks and other financial institutions. For the three months ended March 31, 2018 and 2017, 47.2% and 49.5% of IT consulting service revenue were from international banks, respectively.

Revenue from customized IT solution services increased by $0.06 million, or 9.9%, to $0.65 for the three months ended March 31, 2018 from $0.59 million for the same period of last year. Revenue from other services decreased by $0.02 million, or 37.2%, to $0.03 for the three months ended March 31, 2018 from $0.05 million for the same period of last year. Historically, IT consulting services have contributed the substantial majority of our net revenues.

Gross Profit and Gross Margin

Gross profit increased by $1.05 million, or 36.4%, to $3.96 million for the three months ended March 31, 2018 from $2.91 million for the same period of last year. Gross margin decreased to 30.8% for the three months ended March 31, 2018, from 36.9% for the same period of last year. The decrease in gross margin was primarily due to the lower gross margin of the new projects.

Operating Expenses

Selling and marketing expenses increased by $0.04 million, or 10.6% to $0.47 million for the three months ended March 31, 2018 from $0.43 million for the same period of last year. The increase was primarily due to the expansion of the pre-sales and marketing teams in Shanghai and Dalian in China to support operations.

Research and development expenses increased by $1.02 million, or 83.6%, to $2.25 million for the three months ended March 31, 2018 from $1.23 million for the same period of last year. The increase was attributable to the launch of several research projects related to cloud computing and mobile internet applications in fiscal 2018.

General and administrative expenses increased by $0.10 million, or 10.6%, to $1.08 million for the three months ended March 31, 2018 from $0.98 million for the same period of last year. The increase was primarily due to growth of staff in support sectors.

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Operating Income

Operating income decreased by $0.12 million, or 41.7%, to $0.16 million for the three months ended March 31, 2018 from $0.28 million for the same period of last year. Operating margin was 1.3% for the three months ended March 31, 2018, compared to 3.5% for the same period of last year.

Other Income and Expenses

Subsidies and other income increased to $0.29 million for the three months ended March 31, 2018 from $7,952 for the same period of last year. The increase was mainly due to the fact that local governments were in the process of amending the existing subsidy policy and deferred the approvals for government subsidies that were applicable to the Company.

Provision (Benefit) for Income Taxes

Income tax benefit was $0.17 million for the three months ended March 31, 2018, compared to income tax expense of $0.04 million for the same period of last year, mainly due to the Company recognized deferred tax assets as a result of the net operating losses carry forward for some of the Company’s subsidiaries.

Net Income and EPS

Net income increased by $0.35 million, or 142.8%, to $0.60 million for the three months ended March 31, 2018 from $0.25 million for the same period of last year, mainly due to the subsidies and other income as well as tax benefit derived from the net operating loss carried forwards. After the deduction of non-controlling interests, net income attributable to shareholders for the three months ended March 31, 2018 was $0.38 million, or $0.03 per basic and diluted share. This compared to net income attributable to shareholders of $0.24 million, or $0.02 per basic and diluted share for the three months ended March 31, 2017.

Nine Months Ended March 31, 2018 Financial Results

	For the Nine Months Ended March 31
(USD millions, except per share data)	2018	2017	Change
Revenue	35.08	22.19	58.1%
IT consulting services	33.84	20.51	65.0%
Customized IT solution services	1.17	1.35	-13.2%
Other	0.07	0.33	-77.7%
Gross Profit	12.82	8.75	46.6%
Gross Margin	36.5%	39.4%	-2.9 pts
Operating Profits	1.26	0.80	58.3%
Operating Margin	3.6%	3.6%	0.0 pts
Net Income Attributable to CLPS Incorporation	1.71	1.26	34.9%
EPS	0.15	0.11	36.4%

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Revenues

For the nine months ended March 31, 2018, revenue increased by $12.89 million, or 58.1%, to $35.08 million from $22.19 million for the same period of last year. The increase in revenue was mainly due to an increase in revenue from IT consulting services.

Revenue from IT consulting services increased by $13.33 million, or 65.0%, to $33.84 million and accounted for 96.5% of total revenue for the nine months ended March 31, 2018 from $20.51 million, or 92.4% of total revenue, for the same period of last year. The increase was primarily due to the increasing demands for IT consulting service from banks and other financial institutions. For the nine months ended March 31, 2018 and 2017, 46.4% and 54.0% of IT consulting service revenue were from international banks, respectively.

Revenue from customized IT solution service decreased by $0.18 million, or 13.2%, to $1.17 for the nine months ended March 31, 2018 from $1.35 million for the same period of last year. Revenue from other service decreased by $0.26 million, or 77.7%, to $0.07 for the nine months ended March 31, 2018 from $0.33 million for the same period of last year. For the nine months ended March 31, 2018, we strengthened our expertise in the financial industry to leverage our existing industry knowledge and grew our customer base of local Chinese financial institutions.

Gross Profit and Gross Margin

Gross profit increased by $4.07 million, or 46.6%, to $12.82 million for the nine months ended March 31, 2018 from $8.75 million for the same period of last year. Gross margin decreased to 36.5% for the nine months ended March 31, 2018, compared to 39.4% for the same period of last year. The decrease in gross margin was primarily due to the lower gross margin of the new projects.

Operating Expenses

Selling and marketing expenses increased by $0.89 million, or 126.3% to $1.60 million for the nine months ended March 31, 2018 from $0.71 million for the same period of last year. The increase was primarily due to the expansion of the pre-sales and marketing teams in Shanghai and Dalian in China to support operations.

Research and development expenses increased by $2.58 million, or 79.8%, to $5.81 million for the nine months ended March 31, 2018 from $3.23 million for the same period of last year. The increase was attributable to the research projects on office automation system and big data platform for decision-making, and projects related to cloud computing and mobile internet applications.

General and administrative expenses increased by $0.13 million, or 3.4%, to $4.14 million for the nine months ended March 31, 2018 from $4.01 million for the same period of last year. The increase was primarily due to growth of staff in support sectors..

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Operating Income

Operating income increased by $0.46 million, or 58.3%, to $1.26 million for the nine months ended March 31, 2018 from $0.80 million for the same period of last year. Operating margin was 3.6% for the nine months ended March 31, 2018, compared to 3.6% for the same period of last year.

Other Income and Expenses

Subsidies and other income increased to $0.66 million for the nine months ended March 31, 2018, from $0.46 million for the same period of last year.

Provision (Benefit) for Income Taxes

Income tax benefit increased by $0.03 million to $0.04 million for the nine months ended March 31, 2018 from $0.01 million for the same period of last year, mainly due to the Company recognized deferred tax assets as a result of the net operating losses carry forward for some of the Company’s subsidiaries.

Net Income and EPS

Net income increased by $0.65 million, or 51.2%, to $1.92 million for the nine months ended March 31, 2018 from $1.27 million for the same period of last year, mainly due to the expansion of business and increased revenues. After the deduction of non-controlling interests, net income attributable to shareholders for the nine months ended March 31, 2018 was $1.71 million, or $0.15 per basic and diluted share. This compared to net income attributable to shareholders of $1.26 million, or $0.11 per basic and diluted share for the nine months ended March 31, 2017.

Financial Condition

As of March 31, 2018, the Company had cash and cash equivalents of $2.90 million, compared with $4.81 million as of June 30, 2017.

About CLPS Incorporation

Headquartered in Shanghai, China, CLPS Incorporation (the "Company") (Nasdaq: CLPS) is a global leading information technology (“IT”), consulting and solutions service provider focusing on the banking, insurance and financial sectors. The Company serves as an IT solutions provider to a growing network of clients in the global financial industry, including large financial institutions in the US, Europe, Australia and Hong Kong and their PRC-based IT centers. The Company maintains eleven delivery and/or research & development centers to serve different customers in various geographic locations. Mainland China centers are located in Shanghai, Beijing, Dalian, Tianjin, Chengdu, Guangzhou and Shenzhen. The remaining four global centers are located in Hong Kong, Taiwan, Singapore and Australia. For further information regarding the Company, please visit: http://ir.clpsglobal.com/.

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Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including, among others. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including, without limitation, the Company’s ability to achieve projected revenue growth, market and client expansion as intended, among other factors. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations at:

In China:

CLPS Incorporation

Tian van Acken

Phone: +86-158-0198-4357

Chief Financial Officer
Email: ir@clpsglobal.com

In the United States:

Ascent Investor Relations LLC

Nicolas Palar

Phone: +1-646-932-7202

Email: npalar@ascent-ir.com

Tina Xiao

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com

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CLPS INCORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of March 31, 2018	As of June 30, 2017
ASSETS
Current assets
Cash and cash equivalents	$2,900,656	$4,814,568
Accounts receivable, net	14,832,141	6,644,774
Prepayments, deposits and other assets, net	1,219,124	578,391
Prepaid income tax	151,276	169,557
Amount due from related parties	87,098	118,006
Total Current Assets	19,190,295	12,325,296

Property and equipment, net	371,524	273,347
Intangible assets, net	288,291	305,464
Goodwill	210,838	195,080
Prepayments, deposits and other assets, net	125,928	123,783
Equity investment	95,654	-
Deferred tax assets	382,745	298,953
Total Assets	$20,665,275	$13,521,923

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and other current liabilities	$696,481	$239,165
Short-term bank loans	2,694,258	-
Taxes payable	830,869	640,864
Deferred revenue	131,950	110,631
Customer deposits	759,341	97,740
Salaries and benefits payable	6,863,249	5,392,434
Amounts due to related parties	986,421	1,729,791
Total Current Liabilities	12,962,569	8,210,625

Commitments and Contingencies

Shareholders’ Equity
Common share, $0.0001 par value; 100,000,000 shares authorized; 11,290,000 shares issued and outstanding as of March 31, 2018 and June 30, 2017 *	1,129	1,129
Additional paid-in capital	7,120,943	7,120,943
Statuary reserves	908,847	680,671
Accumulated deficit	(1,042,994)	(2,521,285)
Accumulated other comprehensive loss	(22,820)	(447,270)

Total CLPS Incorporation’s Shareholders’ Equity	6,965,105	4,834,188

Non-controlling Interests	737,601	477,110

Total Shareholders’ Equity	7,702,706	5,311,298

Total Liabilities and Shareholders’ Equity	$20,665,275	$13,521,923

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

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CLPS INCORPORATION

UNAUDITED CONDENSED CONSOLIDATED statements of INCOME AND COMPREHENSIVE INCOME

	For the three months ended March 31,		For the nine months ended March 31,
	2018	2017	2018	2017

Revenues	$12,883,298	$7,867,460	$35,083,293	$22,191,398
Less: Cost of revenues	(8,919,509)	(4,961,120)	(22,261,487)	(13,445,017)
Gross profit	3,963,789	2,906,340	12,821,806	8,746,381

Operating expenses:
Selling and marketing	471,064	426,093	1,603,995	708,711
Research and development	2,251,332	1,226,360	5,814,320	3,233,126
General and administrative	1,079,234	975,907	4,143,466	4,008,496
Total operating expenses	3,801,630	2,628,360	11,561,781	7,950,333
Income from operations	162,159	277,980	1,260,025	796,048
Subsidies and other income	293,076	7,952	659,874	462,961
Other expense	(30,515)	(301)	(43,728)	(2,447)

Income before income tax	424,720	285,631	1,876,171	1,256,562
Provision (benefit) for income taxes	(170,480)	40,535	(44,420)	(13,507)
Net income	595,200	245,096	1,920,591	1,270,069
Less: Net income attributable to non-controlling interests	220,062	5,671	214,124	5,196
Net income attributable to CLPS Incorporation’s shareholders	$375,138	$239,425	$1,706,467	$1,264,873

Other comprehensive income (loss)
Foreign currency translation gain (loss)	$239,523	$62,128	$470,747	$(171,697)
Less: foreign currency translation gain (loss) attributable to Non-controlling interests	25,524	3,611	46,297	(3,438)
Other comprehensive income (loss) attributable to CLPS Incorporation’s shareholders	$213,999	$58,517	$424,450	$(168,259)

Comprehensive income
CLPS Incorporation shareholders	$589,137	$297,942	$2,130,917	$1,096,614
Non-controlling interest	245,586	9,282	260,421	1,758
	$834,723	$307,224	$2,391,338	$1,098,372

Basic and diluted earnings per common share *	$0.03	$0.02	$0.15	$0.11
Weighted average number of share outstanding – basic and diluted	11,290,000	11,290,000	11,290,000	11,290,000

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

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